Exhibit 99.1

May 26, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 34.5% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the first quarter of 2013, as published on May 24, 2013.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

FIRST QUARTER 2013 RESULTS SHOW RESILIENT GROWTH AND INCREASED

OPERATIONAL PROFITABILITY

Ad hoc announcement—Jersey, 24 May 2013. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the quarter ended 31 March 2013.

Highlights:

•	Gross rental income (“GRI”) increased by 4.1% to €50.6m (Q1 2012: €48.6m), with an increase in EPRA like-for-like GRI of 2.8% to €49.9m (Q1 2012: €48.5m)

•	Net rental income (“NRI”) increased by 4.4% to €47.2m (Q1 2012: €45.3m), with an increase in EPRA like-for-like NRI of 2.9% to €46.6m (Q1 2012: €45.2m)

•	Operating margin increased to 93.4% (Q1 2012: 93.1%)

•	EPRA occupancy rates steady at 97.9%

•	EBITDA, excluding revaluation and disposals, increased by 6.1% to €40.0m (Q1 2012: €37.7m)

•	15.7% rise in net operating profit to €47.8m (Q1 2012: €41.3m)

•	Profit before taxation was €33.0m (Q1 2012: €49.2m) due to the effect of largely unrealised, non-cash, foreign exchange losses of €22.6m

•	Group adjusted EPRA earnings per share increased by 4.7% to €0.09 (Q1 2012: €0.086)

•

EPRA Net asset value (“NAV”) per ordinary share increased by 0.8% to €6.49 (FY 2012: €6.44) after distributing a dividend of €0.05 per share. The value of the Group’s 156 standing investments grew by 0.6% to €2.2bn, with over €1.0bn located in Poland

•	Cash position of €192.4m as at 31 March 2013

•	Borrowings of €535.3m as at 31 March 2013 (FY 2012: €537.1m) and a gross and net LTV of 19.5% and 12.5% respectively

•	Dividend payment of €0.05 per share with 2013’s second quarterly payment due on 28 June 2013 to shareholders on the register at 21 June 2013 with an ex-date of 19 June 2013

•

€350 million successfully raised in April through the placing of a 3.7 times over-subscribed unsecured seven year Eurobond bearing a 4.0% fixed coupon. Both Standard & Poor’s and Fitch assigned a BBB- investment grade credit rating to the bond

•

Continued progress made at our Lublin Felicity development in Poland with the project now substantially pre-let at 87%, with an average lease length of approximately six years, and on target to open in early 2014

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said: “We have a made an encouraging start to the year, having delivered growth in both gross and net rental income on an absolute and like-for-like basis which has flowed through to growth in our EPRA earnings and net asset values. While we remain very mindful of the wider macroeconomic situation across Europe, given the quality of our portfolio and expertise of our team, I continue to believe that we are well placed to achieve our aims.

“I was also very pleased with the investor support we received for our bond issue, which was well oversubscribed and raised €350 million. This was a real endorsement of the progress we have made at the company and has provided us with substantial financial liquidity to support our strategy for growth.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q1 2013 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:
Ljudmila Popova	lpopova@aere.com

Press & Shareholders:
FTI Consulting Inc	+44 (0)20 7831 3113
Richard Sunderland
Will Henderson
Daniel O’Donnell atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.